Exhibit 4.2

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of August 29, 2019, The Hain Celestial Group, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $.01 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock, as well as certain related additional information. The summary is not complete and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and Amended and Restated By-Laws (“By-Laws”).

Authorized Shares

Pursuant to the Certificate of Incorporation, the total number of shares of stock that the Company has authority to issue is 155,000,000 shares, consisting of 150,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”).

As of August 29, 2019, there are no shares of Preferred Stock outstanding. The Company’s Board of Directors is authorized to issue Preferred Stock with such voting, dividend, liquidation, conversion, or other rights, privileges and limitations as the Board of Directors may from time to time determine, which could affect the relative voting power or other rights of the holders of Common Stock.

Voting Rights

Each share of Common Stock entitles the holder to one vote on each matter voted on by stockholders. Under Article II, Section 8 of the Company’s By-Laws, unless otherwise required by statute, the Certificate Incorporation or the By-Laws, any corporate action to be taken by vote of the stockholders shall be authorized by a majority of the votes cast by the holders of shares present in person or represented by proxy and entitled to vote on such action at a meeting of stockholders at which a quorum is present. With respect to the election of directors, at each meeting of stockholders for the election of directors at which a quorum is present, the persons receiving a majority of the votes cast at such election shall be elected, provided, however, that at any meeting of stockholders for which the Secretary of the Company determines that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or represented by proxy at such meeting and entitled to vote on the election of directors. There is no cumulative voting.

Dividend Rights

Subject to any rights of holders of any Preferred Stock that may be issued in the future, holders of Common Stock have the right to receive dividends when, as and if declared by the Company’s Board of Directors out of funds legally available for that purpose.

Liquidation Rights

Subject to any preferential rights of holders of any Preferred Stock that may be issued in the future, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of liquidation or dissolution of the Company.

Other Rights

Our Common Stock has no conversion rights, sinking fund provisions, redemption provisions or preemptive rights.

Nasdaq Listing

Our Common Stock is listed on the Nasdaq Global Select Market under the ticker symbol “HAIN.”

Potential Anti-takeover Effects of the Preferred Stock

The Company’s Board of Directors is authorized to issue Preferred Stock with voting, dividend, liquidation, conversion, or other rights that may have an effect of delaying, deferring or preventing a change in control of the Company. See Part I, Item 1A, “Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019, to which this Exhibit 4.2 is attached, under the heading “Our ability to issue preferred stock may deter takeover attempts.”